	Natalie Antturi
March 20, 2024	Direct:	236.521.4113
	Email:	nka@mortonlaw.ca

VIA EMAIL

Division of Corporate Finance

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention:	John Coleman
Karl Hiller

Dear Sirs:

Re:	Scandium International Mining Corp. (the “Company”) Form 10-K for the Fiscal Year ended December 31, 2022 Filed March 7, 2023 File No. 000-54416

We are in receipt of your letter dated December 15, 2023. This letter provides the Company’s responses to the comments in the SEC’s letter, in the order presented in that letter. A draft Form 10-K/A for the fiscal year ended December 31, 2022 was filed on February 12, 2024 (the “Form 10K/A”).

Glossary of Terms, page 4:

1.

Please revise and expand your glossary of terms as necessary to include definitions relating to geology, mining and related matters that are consistent with those found in Item 1300 of Regulation S-K to comply with Item 1301(d)(1) of Regulation S-K.

The glossary of terms has been updated to comply with Item 1301(d)(1) of Regulation S-K in the Form 10-K/A.

Properties, Projects and Patents, page 12:

2.	Please revise all related content within the Form 10-K including the cautionary note as appropriate to include the required mineral property disclosure specified in Subpart 1300 of Regulation S-K.

The Company has removed all mineral property disclosure that is not compliant with Subpart 1300 of Regulation S-K, and added disclosure specified in Subpart 1300 of Regulation S-K in the Form 10K/A.

3.

Please revise your filing to include and differentiate between summary and individual property disclosures, and which provide all of the relevant information specified in Items 1303 and 1304 of Regulation S-K.

The Company has included summary disclosure for each property, and individual property disclosure for its material property in the Form 10K/A.

Suite 1200 – 750 West Pender Street, Vancouver, B.C.  V6C 2T8 h Website:  www.mortonlaw.ca
Telephone:  604.681.1194 h Facsimile:  604.681.9652

MORTON LAW LLP	Page 2

4.

Please determine whether you are able to support disclosures that include estimates of mineralization and associated content including economic indicators based on information and documentation prepared by a qualified person, as referenced in Item 1302(a)(1) and based on the definitions in Item 1300 of Regulation S-K, as may include disclosures on pages 7, 16 and 29, and if not the filing should be revised to remove this content.

The Company has removed estimates of mineralization and associated content that do not comply with Subpart 1300 of Regulation S-K.

5.

Please expand the disclosures relating to your mineral properties to include a section having the information about internal controls used in your exploration and mineral resource and reserve estimation efforts to comply with Item 1305 of Regulation S-K.

The Company has added additional disclosure under the heading “Internal Controls Disclosure” in the Form 10-K/A to comply with Item 1305 of Regulation S-K.

We trust the foregoing to be satisfactory. Should you have any questions or comments regarding the above, please do not hesitate to contact the undersigned or Carolyn Tam, paralegal (604.331.9541).

Yours truly,

MORTON LAW LLP

/s/ “Natalie Antturi”

Per:         Natalie Antturi